EXHIBIT 99.2

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2014 ANNUAL REPORT

YAHUD, Israel, March 26, 2015 -- Magal Security Systems Ltd. (Magal S3 (NASDAQ: MAGS)) today announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magal-s3.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Eitan Livneh, CEO Tel: +972-3-539-1421 Cell: +972-54-430-7370 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: http://www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1-646-201-9246 Int'l dial: +972-3-607-4717 E-mail: magal@gkir.com